TrueYou.com, Inc.
                                                    750 Third Avenue, Suite 1600
                                                        New York, New York 10017
                                                               Tel. 212.688.2808

May 17, 2005

By EDGAR Transmission and by Hand Delivery

Mr. H. Christopher Owings Assistant Director
Office of Emerging Growth Companies
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549
Mail Stop 3 - 4

Re:        TrueYou.com, Inc.
           Amendment No. 1 to Form 10-SB Registration Statement
           File No. 0-51158
           Filed: April 11 , 2005

           On behalf of TrueYou.com, Inc. (TrueYou or the Company), we hereby submit TrueYou's responses to the comments of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff's letter, dated April 19, 2005, providing the Staff's comments with respect to the above referenced registration statement (the Registration Statement).

           For the convenience of the Staff, each of the Staff's comments is included and is followed by the corresponding response of TrueYou. References in this letter to "we," "us" and "our" refer to TrueYou unless the context indicates otherwise.

General

1. Please note that a Form 10-SB goes effective by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Therefore, you are subject to the reporting requirements under Section 13(a) of the Exchange Act.

      TrueYou Response: We note the Staff's comment regarding the effectiveness of our Form 10-SB. We have filed our quarterly report on Form 10-QSB for the quarter ended march 31, 2005 and we will file subsequent reports as they come due..

2. We note your response to our prior comment 1. It is not sufficient to declare that you believe a statement is true and provide no basis for that belief. For example, on page 3, you state that you believe professional organizations, businesses, and employees obtain several benefits from using your programs, such as increased sales, improved employee retention, and better life balance. However, you provide no basis for your belief that these statements are accurate. Therefore, throughout your document, when you provide factual statements based on your belief or your management's belief, please include an explanation for the basis of that belief.

      TrueYou Response: We have revised our disclosure throughout the Registration Statement to provide an explanation of the factual basis of management's belief for each statement made under management's belief.

Part I

Marketing, Advertising and Sales, page 4

3. We note your response to our prior comment 12. Additionally, please disclose if you have aligned yourself with any companies who sell to corporations and institutions with large internal sales forces, or if you have partnered with any companies that sell to Fortune 1000 companies' sales, human resources, or training departments.

      TrueYou Response: We have revised our disclosure to indicate clearly that we do not have any relationships or partnerships with any companies who sell to corporations and institutions with large internal sales forces and that we do not have any relationships or partnerships with any companies that sell to Fortune 1000 companies' sales, human resources, or training departments. Supplementally, we are advising the Staff that we had entered into an agreement in the past with the Cabot Advisory Group, a HR consulting group, the purpose of which was to help us generate more traffic for our website. However, this Agreement has since expired and we currently do not have any relationship or partnership with the Cabot Advisory Group. Therefore, we decided not to provide disclosure in our Registration Statement about this prior relationship.

4. Further, in this section and others, you state that you work with your "corporate clients" to assess their needs and shape your programs. However, you state also that you have no clients because you provide your program for free on the internet. Please reconcile these statements and revise your document accordingly.

      TrueYou Response: We have deleted references to statements indicating that we work with our corporate clients.


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

Competition, page 5

5. We note your response to our prior comment 14. Please disclose the names of your main competitors, especially the ones with whom you compare yourself in your True You Difference section on page 5. Also, please disclose your competitive position in relation to these companies. See Item 101()(4) of Regulation S-B.

      TrueYou Response: We have disclosed the names of our competitors and the competitive position of True You among these companies.

Risk Factors, page 7

6. We note your response to our prior comment 16. Please include additional risk factors discussing the substantive risks to your business operations and the price of your shares. For example, it appears that you are dependent on third parties for your liberty of BestSteps, you employ a consultant on an as needed basis who is responsible for running your website, your only small source of income is through advertising, and your investors will have many risks related to your stock's volatility, liquidity, dilution, and more. Therefore, please revise this section of add risk factors that more precisely articulate the risks to your business operations and the price of your stock.

      TrueYou Response: We have revised the Registration Statement to include additional risk factors that discuss the substantive risks to our business operations and the price of our shares.

Operating Results For December 31, 2004 Compared To 2003, page 13

7. We note your response to our prior comment 28. In your document, please clarify in what year you suspended your sales programs. Also, please tell us why you decided to delete the Operating Results For 2003 Compared To 2002 section from your document. You must discuss your financial condition, changes in financial condition, and results of operations for each of the last two fiscal years. See Item 303(b) of Regulation S-B. Therefore, you should consider reinserting that section into your document so that you can discuss more completely the changes in your financial condition and your results of operations for fiscal year 2003.

      TrueYou Response: We have clarified the year in which we suspended our sales programs. We have reinserted the section discussing our operating results for 2003 compared to 2002.

Liquidity and Capital Resources, page 14

8. We note your response to our prior comment 29. In this section, please disclose that your management believes you will require $60,000 over the next twelve months to continue your business operations.

      TrueYou Response: We now disclose that our management believes that we will require $60,000 over the next twelve months to continue our business operations under the heading Liquidity and Capital Resources.


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

Item 5, Directors and Executive Officers, Promoters and Control Persons, page 18

9. We note your response to our prior comment 32. You state that your directors are elected until their successors are duly elected and qualified and that Mr. Gelband has never been reelected director by your stockholders. Please tell us how your Certificate of Incorporation, Bylaws, and applicable state law permit this arrangement.

      TrueYou Response: Section 141(b) of the General Corporation Law of the State of Delaware provides that each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. Section 211 (c) of the General Corporation Law of the State of Delaware provides that if no date has been designated for an annual meeting for a period of 13 months after the corporation's last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director. True You's bylaws provide in Article IV (1) that each of the directors shall hold office until the next annual meeting of stockholders and until his successor has been elected and qualified or until his earlier resignation or removal. Article III(2) of the bylaws provides that an annual meeting of stockholders shall be held on such day and at such time as may be determined from time to time by resolution of the board, when they shall elect by plurality vote, a board of directors to hold office until the annual meeting of stockholders next after their election and their successors are respectively elected and qualified or until their earlier resignation or removal. True You's certificate of incorporation, as amended, is silent on the election of directors and the failure to hold annual meetings to elect directors.

      Under state corporate law, the last directors elected would hold such position until their successor is elected or qualified or until their earlier removal or resignation. Therefore, the current directors retain their status as directors until their successors are duly elected and qualified.

Part III

10. We note your response to our prior comment 48. However, your Certificate of Designation of Series A Preferred Stock, dated July 13, 2004, defines the rights only of your preferred stockholders. Therefore, please file, as an additional Exhibit Number 3, the appropriate instrument or instruments that define your common stockholders' rights. See Item 2(2) of Form 1-A. Please note that you may incorporate by reference, as an exhibit, any portion of a document filed with us that defines the rights of your common stockholders. See Instruction 1 to Item 1 of Part III of Form 10-SB.


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

      TrueYou Response: We have filed as Exhibit Number 3.1, 3.2, 3.3 and 3.4 our Certificate of Incorporation, Certificate of Amendment, Bylaws and Certificate of Designations, respectively. Each document is incorporated by reference to the filed version of such document that was included in previously filed 10-SB or amendments thereto.

Additionally, as requested by the Staff's, we hereby acknowledge the following:

      o TrueYou.com, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o TrueYou.com, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

      If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact the undersigned at (212) 688-2808 or Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

                                      Sincerely,

                                      TRUEYOU.COM, INC..

                                      By:       /s/ Alan Gelband
                                         --------------------------------------
                                                Alan Gelband
                                                Chief Executive Officer


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